August 29, 2006

VIA FAX, DHL

Ryan Rohn
Securities and Exchange Commission
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, DC 20549
Re:	Electronic Game Card, Inc. (the “Company”)
Revised Form 8-K Item 4.01 (“Revised 8-K”)
Original Filing Date: August 21, 2006
Revised Filing Date: August 29, 2006
File # 000-25843

Dear Mr. Rohn,

This letter is the Company’s formal response to the Commission’s August 22, 2006 comment letter to Linden J. Boyne, Chief Financial Officer of the Company. We are enclosing three (3) clean hard copies of the Revised 8-K and three (3) redlined copies of the same.

In respect of comment 1, we have added a reference to the financial statements for the year ended December 31, 2004 as required by Item 304(a)(1)(ii).

In respect of comment 2, we have added a reference to the two most recent fiscal years and the interim period as required (rather than just saying that there were no disagreements in the past) and that our former accounting firm had not been dismissed during that period. Note that we have added a parenthetical to make it clear that the former accounting firm did not resign during that period except for the resignation which is the subject of the 8-K filing.

In respect of comment 3, we filed a letter as Exhibit 16.1 from our former accountant regarding their agreement with the disclosure in our Revised 8-K.

In respect of comment 4, our California-based independent registered accountant Mendoza Berger & Company LLP has confirmed to us that three partners have filed applications with the New York State Board of Public Accountancy for licensure by endorsement and will take all the necessary steps to bring the firm into compliance with New York State licensing and registration requirements.

We believe these revisions comply with the staff’s comments.

The Company acknowledges the following: that it is responsible for the adequacy and accuracy of the disclosure of the filing; staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Linden J. Boyne

Linden J. Boyne
Chief Financial Officer